BUSINESS ACQUIRED FROM CLARK
                    EQUIPMENT COMPANY BY TEREX CORPORATION

                        COMBINED STATEMENT OF OPERATING
                             REVENUES AND EXPENSES

                            (amounts in thousands)

                                                 Year Ended December 31,
                                                   1991           1990

NET SALES                                       $502,748       $632,733
COST OF GOODS SOLD                               472,175        550,985

   Gross profit                                   30,573         81,748
ENGINEERING, SELLING AND ADMINISTRATIVE
 EXPENSES                                         60,553         64,112

RESTRUCTURING CHARGE                               7,180            ---

   Income (loss) from operations                (37,160)         17,636

INTEREST EXPENSE                                 (1,660)        (1,961)

OTHER INCOME - NET                                 1,100          1,386

EQUITY IN NET INCOME (LOSS) OF DEALERSHIPS            70           (70)

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING(37,650)          16,991

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING - POSTRETIREMENT BENEFITS
 (SEE NOTE G)                                    (8,532)            ---

INCOME (LOSS), EXCLUSIVE OF TAXES              $(46,182)        $16,991


The accompanying notes are an integral part of these financial statements.




                         BUSINESS ACQUIRED FROM CLARK
                    EQUIPMENT COMPANY BY TEREX CORPORATION

                 COMBINED STATEMENT OF ASSETS AND LIABILITIES

                            (amounts in thousands)

                                                  December 31, 1991

                                    ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                  $1,629
   Trade and notes receivable, less allowance of $3,568       42,244
   Accounts due from related parties                           1,678
   Net inventories                                            75,445
   Other current assets                                        4,712
       Total current assets                                  125,708

LONG-TERM ASSETS
   Property                                                    4,750
   Plant                                                      49,824
   Equipment                                                  62,708
                                                             117,282
   Less-Accumulated depreciation                            (67,234)
      Net property, plant and equipment                       50,048
   Goodwill, net of amortization of $796                      18,728
   Investment in dealerships                                   1,995
   Other assets                                               11,697
     Total assets                                            208,176

                                  LIABILITIES
CURRENT LIABILITIES
   Trade accounts payable                                     42,955
   Accounts due to related parties                             2,479
   Other current liabilities                                  49,621
       Total current liabilities                              95,055

RENTAL INSTALLMENT OBLIGATIONS                                 5,817
OTHER LONG-TERM LIABILITIES                                   49,886

       Total liabilities                                     150,758

NET ASSETS OF BUSINESS ACQUIRED                              $57,418


The accompanying notes are an integral part of these financial statements.




                         BUSINESS ACQUIRED FROM CLARK
                    EQUIPMENT COMPANY BY TEREX CORPORATION

                       COMBINED STATEMENT OF CASH FLOWS

                            (amounts in thousands)

                                                 Year Ended December 31,
                                                   1991           1990

OPERATING ACTIVITIES
   Income (loss), exclusive of taxes           $(46,182)        $16,991
   Adjustments to reconcile loss, exclusive of taxes,
     to net cash from (used in) operating activities:
       Depreciation                                8,410          7,991
       Amortization and write-off of
        deferred costs                               478            318
       Noncash restructuring charge                7,180            ---
       Effect of accounting change                 8,532            ---
       Equity (income) loss                         (70)             70
       Increase (decrease) in cash due to changes in operating
       assets and liabilities, net of the effects of
       business acquisitions:
       Trade receivables                           1,974          6,598
       Accounts due from related parties           (982)             14
       Net inventories                            17,144        (5,865)
       Other current assets                          405          (180)
       Trade accounts payable                    (4,098)       (11,277)
       Accounts due to related parties           (1,402)        (3,250)
       Accrued warranties and product
        liabilities                                2,370          2,440
       Other current liabilities                   7,531          1,507
       Other assets                              (1,016)          (227)
       Other liabilities                             167        (3,608)

   Net cash from (used in) operating
    activities                                       441         11,522


INVESTING ACTIVITIES
   Acquisition of business, net of cash acquired     ---       (19,810)
   Sale of properties                              1,202            131
   Capital expenditures                          (8,640)        (9,881)
   Other                                         (1,352)          (958)

     Net cash used in investing activities       (8,790)       (30,518)


FINANCING ACTIVITIES
   Net borrowings from parent                      8,261         19,729
   Decrease in rental obligations                  (528)          (120)

     Net cash from (used in) financing
      activities                                   7,733         19,609


EFFECT OF EXCHANGE RATE CHANGES ON CASH              968          (101)


NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                352            512

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD   1,277              765


CASH AND CASH EQUIVALENTS AT END OF PERIOD        $1,629         $1,277


The accompanying notes are an integral part of these financial statements.




                         BUSINESS ACQUIRED FROM CLARK
                    EQUIPMENT COMPANY BY TEREX CORPORATION
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               December 31, 1991
            (dollar amounts in thousands, unless otherwise denoted)

NOTE A--REPORTING ENTITY AND BASIS OF PRESENTATION

  On July 31, 1992, Terex Corporation ("Terex") completed the acquisition of the common stock of Clark Material Handling Company and certain sister companies (herein referred to as the "Business") from Clark Equipment Company ("CECO" or the "Seller") (the "Clark Acquisition"). The purchase price of the common stock acquired was approximately $90.0 million.

  The combined financial statements include the combined accounts of the Business acquired. The Combined Statement of Operating Revenues and Expenses include revenues and expenses directly related to the Business and exclude income taxes.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

  Principles of Combination - All material intercompany balances, transactions and profits have been eliminated. The equity method is used to account for investments in which the Business has an ownership interest between 20% and 50%. All majority-owned subsidiaries have been consolidated.

  Foreign Currency Translation - Financial statements of subsidiaries operating outside of the United States are translated into U.S. dollar equivalents in accordance with FAS No. 52. Foreign currency translation adjustments are generally excluded from the Combined Statement of Operating Revenues and Expenses. Such adjustments are inherently included as a component of Net Assets of Business Acquired in the Combined Statement of Assets and Liabilities. Foreign currency exchange losses, resulting primarily from foreign currency transactions, of $0.8 million and $0.5 million in 1991 and 1990, respectively, are included in Other Income.

  Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

  Inventories - Inventories are stated at the lower of cost or market. The last-in-first out (LIFO) method is used to value substantially all U.S. inventories. All other inventories are valued using the first-in, first-out
(FIFO) method.

  Property, Plant and Equipment - Property, plant and equipment are stated at cost. Plant and equipment are depreciated over the estimated useful lives of the assets, ranging from three years for certain equipment to a maximum of 50 years for some buildings, under the straight-line method of depreciation for financial reporting purposes. Depreciation expense reflected in these financial statements for 1991 and 1990 approximated $8.4 million and $8.0
million, respectively.   Expenditures for maintenance and repairs not expected
to extend the useful life of an asset beyond its normal useful life are charged to expense as incurred. The cost of assets and related accumulated deprecation that are retired or sold are removed from the accounts, with corresponding gains or losses on disposal included in income.

  Costs and Expenses - Provisions are made for the estimated future costs that will be incurred under product warranty claims based on the Company's claims experience. Such costs are accrued at the time revenue is recognized.

  Research and Development Costs - Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products amounted to $11.2 million in 1991 and 12.4 million in 1990.

  Restructuring Charge - During 1991, the Business recorded the impact of a restructuring plan designed to increase the overall profitability of the Business by streamlining and consolidating certain operations. Restructuring costs of $7.2 million represent provisions for the anticipated future costs of implementing reductions in both domestic and foreign manufacturing capacity, as well as streamlining manufacturing processes. The restructuring charge included the following items:

          Employment Reduction Costs            $  4,680
          Plant Consolidation and
           Rationalization                         2,500
                                                 $ 7,180

  Income Taxes - Prior to the acquisition, the Business was included in the consolidated federal tax return of CECO. Given the complexity of segregating the tax attributes of the Business from Consolidated CECO and the cumulative operating losses incurred by the Business in recent years, the presentation of tax accounts for the Business would not be meaningful. Accordingly, the combined financial statements exclude income tax effects.

  The Seller has agreed to idemnify Terex for any costs arising in future periods related to income tax effects of the Business's operations prior to the acquisition.

  Guarantees and Contingencies - Guarantees and other contingencies are accrued when a loss is considered probable and the amount is reasonably measurable.

NOTE C--ACQUISITION ACTIVITIES

  On April 30, 1990, the Business acquired the common stock of Drexel Industries, Inc. ("Drexel") for approximately $20 million in cash. The acquisition was accounted for using the purchase method; accordingly, the assets acquired and the liabilities assumed were recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the estimated value of the net assets acquired of approximately $19.5 million is being amortized on a straight-line basis over 40 years. Drexel operations have been included in the Combined Statement of Operating Revenues and Expenses since the date of acquisition.

  Unaudited pro forma combined sales and income before taxes for 1990, assuming the Business completed the Drexel acquisition on January 1, 1990, would have increased by approximately $4.0 million and $0.5 million, respectively. The pro forma combined results do not represent actual operating results. The Business is actively reorganizing all its operations, including the integration of Drexel operations with existing manufacturing operations, and adjusting production capacity to meet actual demand in the marketplace. Consequently, management does not view pro forma information as a meaningful representation of the Business's future operations.


NOTE D--INVENTORIES

  Inventories, net of valuation reserves of $7.5 million consist of the following:
                                                        December 31,
                                                            1991

     Finished products                                 $ 29,405
     Work-in-process and finished parts                  29,511
     Raw material and supplies`                          43,386

                                                        102,302

     Less:  Excess of FIFO costs
                        over stated LIFO value           26,857


                                                       $ 75,445



  Inventories valued using the LIFO method represented approximately 60% of combined inventories at December 31, 1991. In 1991 and 1990, certain inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to decrease cost of goods sold by $4.2 million and $0.7 million in 1991 and 1990, respectively.



NOTE E--BALANCE SHEET AND INCOME STATEMENT INFORMATION

  Other current liabilities include the following:

                                                    December 31, 1991

  Accrued payroll and related taxes                   $  7,076
  Accrued product liability                              9,700
  Accrued warranties                                     8,531
  Accrued product discounts                              5,025
  Accrued restructuring costs                            8,708
  Other                                                 10,581
                                                      $ 49,621

  Other long-term liabilities include the following:

                                                    December 31, 1991

  Accrued pension                                     $ 11,141
  Accrued product liability                             36,423
  Other                                                  2,322

                                                      $ 49,886

  Supplementary income statement information

                                                      Year Ended December 31,

                                               1991         1990
  Maintenance and repairs                    $ 2,557    $ 2,349
  Rent                                         4,192      4,560
  Advertising costs                            4,200      4,226


NOTE F--PENSION COSTS

  Essentially all of the Business's U.S. employees were covered by a defined benefit pension plan sponsored by the previous employer. The Seller has retained the responsibility after the Clark Acquisition for this plan and another plan covering retirees. Therefore, the impacts of these plans have not been included in the Combined Statement of Assets and Liabilities. The operating expense impact of pension programs related to former operations of the Business which were not acquired by Terex have been eliminated from the Combined Statement of Operating Revenues and Expenses. Provisions related to active employees, however, have been included inasmuch as it is anticipated that the Business will maintain a similar plan after the sale. Pension expense related to active employees was $1.5 million in 1991 and $1.3 million in 1990.

  CECO also sponsored defined contribution plans in the United States and Korea. Costs associated with these plans were $0.7 million in 1991 and $0.6 million in 1990.

  The Business's German employees are covered by a defined benefit pension
plan.   At December 31, 1991, the Business has accrued approximately $11.1 million related to the benefits earned by active and retired participants as of that date. The plan is unfunded. Annual pension expense relating to this plan approximated $0.8 million in 1991 and $1.0 million in 1990.


NOTE G--POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

  CECO provided certain health care and life insurance benefits for retired employees of the Business. Substantially all U.S. employees of the Business became eligible for these benefits upon retirement. Contributory requirements for retirees under the Plan varied based upon the actual retirement date.

  Effective January 1, 1991, CECO changed its method of accounting for postretirement benefits by adopting the accrual method, as prescribed by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In making this change, the Business gave immediate recognition to a $72.2 million provision to accrue the total estimated amount of the Accumulated Postretirement Benefit Obligation related to current and former operations of the Business. This charge was recorded as a cumulative effect of an accounting change.

  Under terms of the agreement between CECO and Terex related to the acquisition of the Business, CECO maintains responsibility for the obligations due under the above referenced plan. Therefore, the impacts of the related obligations have not been reflected in the Combined Statement of Assets and Liabilities. Virtually all operating expense impacts, including both the annual provisions expensed on a pay-as-you-go basis prior to the change in accounting and the cumulative effect of the change in accounting, have also been eliminated from the Combined Statement of Operating Revenues and Expenses. These impacts have been removed inasmuch as the related provisions related almost entirely to former operations of the Business which were not acquired by Terex. The remaining portion of the cumulative effect of the change in accounting of $8.5 million included in the Combined Statement of Operating Revenues and Expenses represents the charge associated with active employees and retirees of the Business acquired.

  In terms of future periods, Terex has no benefit program which provides retiree health or life insurance benefits to retirees of the Business.

NOTE H--PRODUCT LIABILITY AND OTHER INSURANCE COSTS

  Domestically, the Business is self-insured up to certain limits for product liability exposures. The Business provides self-insurance reserves for estimated losses on known claims and for claims anticipated to have been incurred which have not yet been reported. Reserves for product liability losses are generally of a long-term nature and are presented on a projected gross settlement basis.

  The Business has suits pending alleging damages for injuries or deaths from accidents involving the Business's products that have arisen in the normal course of its operations. Although the ultimate exposure to the Company from these and any similar subsequent suits, relating to accidents which have occurred, is subject to a high degree of estimation and cannot be determined with complete precision, the Business believes that potential damages are adequately provided for by insurance and product liability reserves.

  The Business is also self-insured with respect to various other risks, including workers' compensation, general, and automobile liability. Insurance coverage for product liability and these other risks is obtained for catastrophic losses as well as those risks required to be insured by law or contract. The Business has recorded an estimated liability, based upon actuarial determination, for all uninsured risks and claims incurred. However, future periods could be affected if uninsured losses in excess of amounts provided were incurred.

NOTE I--GUARANTEES AND REPURCHASE ARRANGEMENTS

  The Business has given guarantees arising out of the ordinary conduct of its business. These guarantees generally relate to financial institutions for the collectibility of certain third party receivables. These normally relate to capital loans and other dealer and customer obligations, and approximated $37 million at December 31, 1991. Potential losses on such guarantees are accrued as a component of the Allowance for Doubtful Accounts.

  To enhance its marketing efforts and ensure continuity of its dealer network, the Business has also agreed as part of its dealer sales agreements to repurchase certain new and unused products and parts inventory and certain products used as dealer rental assets in the event of a dealer termination. Through this arrangement, the Business has been able to maintain its dealer network based on operational standards and marketing requirements. Repurchase agreements included in operating agreements with an independent financial institution have been patterned after those included in the dealer sales agreements. Dealer inventory and rental asset financings approximately $235 million at December 31, 1991, are covered by those operating agreements. It is not practicable to determine the additional amount subject to repurchase solely under the dealer sales agreements. Under these arrangements, when dealer terminations do occur, a newly selected dealer generally assumes the assets of the prior dealer and any related financial obligations. Accordingly, the risk of loss to the Business is minimal, and historically it has incurred only immaterial losses relating to these arrangements. In 1991, four dealers were terminated and the related losses incurred were negligible.


NOTE J--LEASE COMMITMENTS

  The Business leases certain office and manufacturing facilities as well as certain other equipment. Future rental commitments relating to leases with a term in excess of one year are as follows:

            1992                                       $   3,256
            1993                                           2,648
            1994                                           2,065
            1995                                           1,295
            1996                                           1,058
            Thereafter                                       957
                                                       $  11,279

  The Business also routinely enters into sales-leaseback arrangements with regards to certain equipment, which is later sold to third-party customers under sales-type lease agreements. The Business maintains a net investment in these leases, represented by the present value of payments due under the leases, which is included in the Other Current Asset and Other Asset captions of the Combined Statement of Assets and Liabilities. The total net investment in such leases approximated $8.2 million at December 31, 1991.

  In connection with the original sale-leaseback arrangements underlying the customer leasing program, the Business has an outstanding rental installment obligation. Consistent with the nature of the capital leases, the obligation reflects the present value of the minimum payments due under the leases. The current portion of this obligation is included in Other Current Liabilities in the Combined Statement of Assets and Liabilities.

  The average term of each of the leasing arrangements outlined above is five years. Additional information related to both the net investment in leases and the rental obligation are as follows:

                                    Investment              Rental
                                    In Leases             Obligation

          Total minimum obligations    $9,688                $8,516

          Less amount representing
           interest                     1,440                 1,256

          Present value of net
           minimum obligations          8,248                 7,260
          Less current portion          1,625                 1,443

           Long-term obligations       $6,623                $5,817

  Pursuant to the terms of the Stock Purchase Agreement between CECO and Terex, CECO has agreed to fully reimburse Terex for the present value of all payments due under the rental installment obligation as of the date of acquisition.



NOTE K--SEGMENT INFORMATION

  The Business operates in one industry segment, that being the design, manufacture and sale of forklift trucks. There was no single customer from which 10% or more of total revenue was derived during the years 1989-1991. Export sales of U.S. manufactured products and parts sold to customers and dealers located outside of the United States were $34.8 million and $38.3 million in 1991 and 1990. These sales were principally to Europe and Canada. Sales to the U.S. government accounted for less than 2% of total sales in each year.

  In 1989, the Business began producing transaxle components in Korea for use in forklift trucks produced in conjunction with a joint-venture with Samsung Heavy Industries (See Note L - Related Party Transactions). Transfers of transaxle components to the joint-venture are not reflected as sales for financial reporting purposes. As these components are included in the finished products supplied by the venture, the sales are recognized upon sale of the forklift trucks to third party customers.

  For geographic segment reporting, sales and operating profit (loss) reflect amounts sourced from the identified geographic area. Information on geographic segments is as follows:

                                           December 31,
                                         1991        1990
                                      Amounts in millions

          Sales:
            North America             $326.8      $422.1
            Europe                     173.1       209.8
           Pacific Rim                   2.8          .8

          Transfers between areas:
            North America               11.5        10.1
            Europe                       8.3         5.4
            Pacific Rim                  3.2          .1
            Eliminations               (23.0)      (15.6)
            Total                     $502.7      $632.7

          Operating profit (loss):
            North America             $(23.6)       $9.5
            Europe                     (11.5)       10.5
            Pacific Rim                 (1.0)        (.9)
                                       (36.1)       19.1

          Interest expense              (1.7)       (2.0)

          Combined operations          (37.8)       17.1
          Equity investments              .1         (.1)

            Total                     $(37.7)      $17.0


                                           December 31,
                                         1991         1990
          Amounts in millions
          Identifiable assets:
            North America             $105.9      $106.2
            Europe                      81.8       102.1
            Pacific Rim                 18.5        19.6

          Combined operations          206.2       227.9

          Equity investments             2.0         1.9
            Total                     $208.2      $229.8



NOTE L--RELATED PARTY TRANSACTIONS

  The Business, as a part of CECO, had entered into transactions with CECO affiliates. While certain of the transactions may continue for a period of time subsequent to the Clark Acquisition, such transactions are not related party transactions of Terex. A discussion of major transactions follows.

  Service Arrangements

  The Business has entered into service arrangements with various operations of CECO. Under one such arrangement, Clark Distribution Services (CDS), a wholly-owned subsidiary of CECO, provides warehousing and shipping services related to the Business's North American after-market parts business. Fees relating to this operation were based on negotiated contracts and approximated $7.5 million in 1991 and $7.4 million in 1990. CDS continues to provide services under the terms of the most recent contract subsequent to the acquisition by Terex. The Business provides a similar service for the distribution of parts for other business units of CECO in Europe. Service revenues under this arrangement included in these financial statements approximated $2.5 million in 1991 and $2.5 million in 1990. This arrangement is based on negotiated contracts with indefinite terms, which can be cancelled with 12 months written notice. The Business also contracted with an operation of CECO which provided its data processing resources for its North American operations. Fees of approximately $1.5 million in 1991 and $2.2 million in 1990 were charged under this arrangement. Pursuant to the terms of the Stock Purchase Agreement between Terex and CECO, CECO will continue to provide such data processing services through December 31, 1992.

  Purchases from CECO Affiliates

  The Business purchased forklift truck componentry from Clark-Hurth Components
(CHC), a business unit of CECO. The pricing of such purchases were determined as nearly as possible on the basis of normal commercial relationships. Aggregate purchases from CHC were $20.9 million in 1991 and $46.8 million in 1990. Net accounts payable to CHC were $0.9 million in 1991, and are reflected in Accounts Due From Related Parties in these financial statements.

  Joint Venture with Samsung Heavy Industries

  The Business has a cooperative agreement with Samsung Heavy Industries (SHI) which began in 1987. The agreement requires that SHI manufacture product based upon the engineering technology provided by the Business. Purchases from SHI were $84.9 million in 1991 and $108.0 million in 1990. Accounts payable to SHI were $16.3 million at December 31, 1991, and are reflected in Trade Payables in these financial statements

  The Business has an agreement to purchase a specified number of internal combustion lift-trucks from SHI. If this commitment is not honored, the Business may be subject to a penalty. On September 2, 1992, the Business announced that certain of its production of its 2,000 to 10,000 lb. capacity trucks will be brought back to the U.S. and Germany beginning in the fourth quarter of 1992. Negotiations related to the future supplier relationship, including the manufacturing of certain I.C. trucks and uprights, are continuing at the current time. Management believes that continuing supplier relations will negate any penalty.



                         BUSINESS ACQUIRED FROM CLARK
                    EQUIPMENT COMPANY BY TEREX CORPORATION

                   UNAUDITED COMBINED STATEMENT OF OPERATING
                             REVENUES AND EXPENSES
                            (amounts in thousands)



                                                   For the Six Months
                                                          Ended
                                                         June 30,
                                                           1992

NET SALES                                              $ 249,539
COST OF GOODS SOLD                                       237,180

 Gross profit                                            12,359

ENGINEERING, SELLING AND ADMINISTRATIVE
 EXPENSES                                                 25,750
 Loss from operations                                   (13,391)

OTHER INCOME (EXPENSE)
 Interest expense                                          (601)

 Other expense, net                                        (494)

LOSS, EXCLUSIVE OF TAXES                               $(14,486)


The accompanying notes are an integral part of these financial statements.




                         BUSINESS ACQUIRED FROM CLARK
                    EQUIPMENT COMPANY BY TEREX CORPORATION

                  UNAUDITED COMBINED STATEMENT OF CASH FLOWS
                            (amounts in thousands)



                                                   For the Six Months
Ended
                                                         June 30,
                                                           1992

OPERATING ACTIVITIES
  Loss, exclusive of taxes                             $(14,486)
  Adjustments to reconcile loss, exclusive of taxes,
     to net cash from (used in) operating activities:
       Depreciation                                        4,522
       Amortization and write-off of deferred costs          237
       Noncash restructuring charge                          582
     Increase (decrease) in cash due to changes in operating
       assets and liabilities, net of the effects of
       business acquisitions:
       Trade receivables                                 (1,433)
       Accounts due from related parties                     537
       Net inventories                                   (2,783)
       Other current assets                                  171
       Trade accounts payable                              6,548
       Accounts due to related parties                     (505)
       Accrued warranties and product liabilities          3,673
       Other current liabilities                         (2,416)
       Other assets                                        (563)
       Other liabilities                                     146
  Net cash from (used in) operating activities(5,770)

INVESTING ACTIVITIES
  Sale of properties                                          26
  Capital expenditures                                   (1,783)
  Other                                                     (98)
     Net cash used in investing activities               (1,855)

FINANCING ACTIVITIES
  Net borrowings (repayments) to parent                    6,110
  Decrease in rental obligations                             602
     Net cash from (used in) financing activities          6,712

EFFECT OF EXCHANGE RATE CHANGES ON CASH                     (72)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (985)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD           1,629

CASH AND CASH EQUIVALENTS AT END OF PERIOD                $  644

The accompanying notes are an integral part of these financial statements.






                BUSINESS ACQUIRED FROM CLARK EQUIPMENT COMPANY
                             by TEREX CORPORATION
                   NOTES TO UNAUDITED COMBINED  STATEMENT OF
                        OPERATING REVENUES AND EXPENSES
                                 June 30, 1992
                            (Amounts in thousands)


Note 1 - Basis of Presentation

Terex completed the Clark Acquisition on July 31, 1992 and, accordingly, financial statements of the Business Acquired from Clark Equipment Company by
Terex Corporation (the "Business") do not exist as of September 30, 1992   The
accompanying unaudited Combined Statement of Operating Revenues and Expenses is presented for the six months ended June 30, 1992.

The Combined Statement of Operating Revenues and Expenses has been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair
presentation have been made.    Operating results for the six months ended June
30, 1992, are not necessarily indicative of the results that may be expected for the year ended December 31, 1992. For further information, refer to the audited combined financial statements and footnotes thereto of the Business Acquired from Clark Equipment Company by Terex Corporation for the years ended December 31, 1991, 1990 and 1989.

The Combined Statement of Operating Revenues and Expenses includes revenues and expenses directly related to the Business and excludes income taxes. In light of the nature of operations of the Business presented herein, a statement of cash flows has not been presented as such information would not be meaningful.